N E T W O R K 1 F I N A N C I A L S E C U R I T I E S , I N C .

October 22, 2015

By EDGAR

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Fuling Global Inc.
Registration Statement on Form F-1
File No.: 333-205894

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as the underwriters of the proposed issuer, hereby joins the request of Fuling Global Inc. that the effective date of the above-referenced Registration Statement on Form F-1 be declared effective at 4:00 p.m. (Eastern Standard Time) on October 26, 2015, or as soon as practicable thereafter.

Sincerely,

Burnham Securities, Inc.

By:	/s/ Daniel J. McClory
Name:	Daniel J. McClory
Title:	Director, Investment Banking

Network 1 Financial Securities, Inc.

By:	/s/ Damon D. Testaverde
Name:	Damon D. Testaverde
Title:	Managing Director

Date:	October 22, 2015

Members FINRA & SIPC

Burnham Securities, Inc. 40 West 57th Street, 28th Floor, New York, NY 10019 (212) 262-3100	Network 1 Financial Securities, Inc. The Galleria, 2 Bridge Avenue, Building 2, Red Bank, NJ 07701 (732) 758-9001